SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                        (Amendment No. 3)*


                           enherent Corp.
               -----------------------------------------
                          (Name of Issuer)


                     Common Stock, $0.001 par value
              -----------------------------------------
                     (Title of Class of Securities)


                             293313102
                -----------------------------------------
                            (CUSIP Number)


                           April 1, 2005
                -----------------------------------------
          (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ] Rule 13d-1(b)

      [x] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of 7securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  CUSIP No. 293313102


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

      Rho Capital Partners, Inc.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            1,103,380 Shares

      6     SHARED VOTING POWER

            0 Shares

      7     SOLE DISPOSITIVE POWER

            1,103,380 Shares

      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,103,380 Shares



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.2%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO/IA

      This Amendment No. 3 to Schedule 13G for enherent Corp., a Delaware corporation (hereinafter, "the Company"), amends a Schedule 13G, originally dated May 21, 1998, as amended December 31, 1998 and February 14, 2001, with respect to the Common Stock, par value $0.001 per share (the "Shares"), of the Company beneficially owned by Rho Capital Partners, Inc. ("Rho").

      Upon closing of the merger between the Company and Dynax Solutions, Inc., consummated April 1, 2005, and the resulting issuance of new shares of the Company, Rho ceased to be a beneficial owner of five percent or more of
the outstanding shares of the Company's Common Stock.   This Amendment is
filed to amend Items 2(a), 4 and 5 of the statement on Schedule 13G previously filed, as most recently amended.


      Item 1.  No amendment.


      Item 2.  Identity of Person Filing.

      (a) This Statement is being filed by Rho Capital Partners, Inc. (formerly known as Rho Management Company, Inc.; hereinafter, "Rho"), a New York corporation. Rho serves as investment advisor to a number of investment vehicles, and as such may be deemed to exercise investment and voting control over Shares registered in the names of such vehicles.


      Items 2(c) - 3.  No amendment


      Item 4.  Ownership

      See cover page for the reporting person.

      As of the date of the Company's most recently filed Form 10-Q, the reporting person owns 2.2% of the Company's outstanding Shares.


      Item 5. Ownership of 5 Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following:      [X]


      Items 6. - 9.  No amendment.


      Item 10. Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 28, 2005.


RHO CAPITAL PARTNERS, INC.

    By:
    --------------------------
    Name:
    Title: